

July 22, 2013

Via Email
Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
622 Broadway, 6th Floor
New York, NY 10012

> Re: **Take-Two Interactive Software, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed May 14, 2013**
> **File No. 001-34003**

Dear Ms. Goldstein:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for income taxes, page 41

1.   We note the caption in your effective income tax rate reconciliation on page 89 for "foreign tax rate differential." Tell us which of your foreign jurisdictions had a more significant impact on your effective tax rate for each period presented and tell us your consideration to disclose this information. Also, tell us whether you considered including a discussion in MD&A explaining the relationship between the foreign and domestic

effective tax rates in greater detail. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Notes to Consolidated Financial Statements

Note 1. Basis for Presentation and Significant Accounting Policies

Revenue Recognition, page 73

2.   We note from your disclosures in Note 15, during fiscal 2013 approximately 21% of your products were delivered through digital online distribution. Please tell us what sales models you use for your digital online sales (i.e., subscription model, online download for a one-time fee, free-to-play games with advertising, etc.) and describe your revenue recognition policy for each. Also, tell us whether your policy differs if the digital downloads are sold from your websites versus from third-party owned websites.

3.   We note that you added a discussion regarding your accounting for multiple element arrangements to your revenue recognition policy. Please tell us which of your arrangements have multiple elements and how these arrangements differ from those entered into in the past. Also, tell us what portion of the current year revenue was generated from such arrangements.

4.   In addition, you state that multiple element arrangements may provide a combination of game software, additional content, maintenance or support. Please tell us on which platform and through which distribution channel these arrangements typically arise. Further tell us the types of additional content that are included in the arrangement, whether it includes virtual goods or other online functionality, and how you determine whether those are separate elements in these arrangements. Also, regarding maintenance and support, please tell us the nature of these services, the typical terms and whether there is an option to renew such services.

5.   We note that you determine the fair value of each delivered and undelivered element using VSOE and allocate the total price among the various elements. You also disclose that you determine VSOE based on historical stand-alone sales to third parties provided that a substantial majority of the selling prices fall within a reasonably narrow pricing range. Please tell us for which elements in these arrangements you are able to establish VSOE. Further, tell us what you deem to be a substantial majority and a reasonably narrow pricing range. In addition, tell us how frequently you are unable to determine VSOE for the undelivered elements and therefore, how often you defer revenue.

6.   We note from your statements in the fourth quarter of 2013 earnings call held on May 13, 2013, that you are now receiving high-margin revenue from in-game purchases of virtual goods, both in front-line titles such as NBA 2K13 and in mobile and online titles. Please tell us what percentage of your revenue in fiscal year 2013 was generated from such in-

game purchases of virtual goods in total and by product platform, such as consoles compared to mobile and PC. Tell us how you account for in-game purchases and how that accounting may differ by platform. Also tell us your consideration for disclosing these amounts and the related accounting policies in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Seth Krauss - Take-Two Interactive Software, Inc.
        Adam Turteltaub, Esq. – Willkie Farr & Gallagher LLP